China Digital TV Announces Unaudited First Quarter 2010 Results

BEIJING, China, May 11, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2010.

Highlights for First Quarter 2010

•
Net revenues in the first quarter of 2010 were US$14.0 million, above the high-end of the Company’s guidance, representing a 2.1% decrease from the first quarter in 2009 and a 2.5% increase from the fourth quarter of 2009.

•	China Digital TV shipped approximately 2.57 million smart cards during the first quarter of 2010, which was above the high-end of the Company’s guidance.

•	According to market data collected by the Company, China Digital TV entered into 7 out of a total of 10 new contracts to install CA systems in China in the first quarter of 2010.

•	Gross margin in the first quarter was 77.5%, compared to 77.4% in the same period in 2009 and 76.5% in the fourth quarter of 2009.

•	Diluted earnings per American depositary share (“ADS”) (one ADS representing one ordinary share) in the first quarter of 2010 were US$0.10.

“We are pleased to deliver financial results above our expectations for the first quarter of 2010,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “The core CA business benefited from cable TV operators increasing investments in upgrades from analogue to digital and from one-way to two-way transmission on their networks. With clear government policies encouraging the development of China's digital TV industry, we believe the lift in smart card shipments should continue in the second quarter. We maintain, however, a cautious attitude as some operators may delay smart cards purchase plans during the course of the ongoing cable network consolidation.”

“For the rest of 2010, we will continue to enhance our core CA offering, explore opportunities to expand our CA business to overseas markets and invest in value-added services. While revenue contribution from these initiatives may not be substantial in the near term, they are important for building our long-term competitive advantages in the digital TV value chain,” added Mr. Zhu. “Overall, we believe that our industry is moving toward a higher level of commercialization and China Digital TV has more focused strategies in place to position us for long-term industry leadership.”

China Digital TV’s chief financial officer, Mr. Mason Xu commented, “While increasing investments in research & development for value-added services and exploring innovative business models, we will also continue to prudently manage costs to support profitable growth. Furthermore, we will be implementing a more rigorous performance evaluation system this year to increase productivity and further strengthen the quality of our workforce.”

First Quarter 2010 Results

Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

In the first quarter of 2010, net revenues were US$14.0 million, a decrease of 2.1% from the first quarter of 2009 and an increase of 2.5% from the fourth quarter of 2009. The slight year-over-year decrease in net revenues was primarily due to a decrease in revenues from smart card sales. The quarter-over-quarter increase was largely due to an increase in revenues from smart card sales, which was partially offset by a decline in revenues from services.

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$13,124	$12,370	$13,518
Others products	48	57	14
Subtotal	13,172	12,427	13,532
Services:
Head-end system integration	396	556	439
Head-end system development	73	199	47
Licensing income	395	283	260
Royalty income	56	229	120
Other service	1	121	-
Subtotal	921	1,388	866
Total revenues	$14,093	$13,815	$14,398

Revenues from smart cards and related products were US$13.2 million in the first quarter of 2010, a decrease of 2.7% from the same period in 2009 and an increase of 6.0% from the fourth quarter of 2009. Sales of smart cards and related products accounted for 93.5% of total revenues in the first quarter of 2010, up from 90.0% in the fourth quarter of 2009. The year-over-year decrease was primarily due to a decrease in the average selling price (“ASP”) of smart cards, which was partially offset by an increase in the volume of smart card shipments. The quarter-over-quarter increase was mainly due to the increase in the volume of smart card shipments in the first quarter of 2010.

Revenues from the Company’s top five customers accounted for 27.1% of total revenues in the first quarter of 2010, compared to 22.7% in the fourth quarter of 2009.

Revenues from services were US$0.9 million in the first quarter of 2010, an increase of 6.4% from the same period in 2009 and a decrease of 33.6% from the fourth quarter of 2009. Service revenues accounted for 6.5% of total revenues in the first quarter of 2010. The year-over-year increase was principally a result of higher licensing income. The quarter-over-quarter decrease was primarily due to decreases in system integration and development revenues, royalty incomes and other services revenues. In particular, the quarter-over-quarter decrease in other services revenues was attributable to the discontinuation of digital-TV based advertising services, which had accounted for the majority of other services revenues in the fourth quarter of 2009.

Gross profit in the first quarter of 2010 was US$10.9 million, a decrease of 2.0% from the same period in 2009 and an increase of 3.7% from the fourth quarter of 2009. Gross margin was 77.5% in the first quarter of 2010, compared to 77.4% in the same period in 2009 and 76.5% in the fourth quarter of 2009. Year-over-year gross margin remained stable despite decreases in the ASP mainly due to cost control measures relating to raw material purchases and outsourced production that were implemented during the first quarter of 2010. The quarter-over-quarter improvement in gross margin was primarily due to higher margin businesses, principally sales of smart cards, accounting for 93.5% of total revenues, compared to 90.0% in the fourth quarter of 2009.

In the first quarter of 2010, the ASP for smart cards decreased by 2.3% compared to the fourth quarter of 2009. The unit cost of smart cards in the first quarter decreased by 0.6% compared to the fourth quarter of 2009.

Operating expenses in the first quarter of 2010 were US$5.6 million, an increase of 16.6% from the first quarter of 2009 and a decrease of 4.5% from the fourth quarter of 2009.

●
Research and development expenses in the first quarter were US$2.0 million, an increase of 8.5% from the same period in 2009 and a decrease of 16.8% from the fourth quarter of 2009. The year-over-year increase was mainly due to increases in both the number and average salaries of research & development staff. The quarter-over-quarter decrease was mainly due to a US$ 0.3 million impairment loss of certain intangible asset in the fourth quarter of 2009.

●
Sales and marketing expenses in the first quarter of 2010 were US$1.9 million, an increase of 22.0% from the same period in 2009 and a decrease of 13.0% from the fourth quarter of 2009. The year-over-year increase was mainly due to increased travelling expenses and marketing activities. The quarter-over-quarter decrease was primarily due to decreases in consulting fees relating to marketing and decreased travelling expenses.

●
General and administrative expenses in the first quarter of 2010 were US$1.7 million, an increase of 21.7% from the same period in 2009 and an increase of 34.1% from the fourth quarter of 2009. The year-over-year and quarter-over-quarter increases were mainly due to additional share-based compensation expenses relating to options granted to employees in the first quarter of 2010.

Income from operations in the first quarter was US$5.3 million, a 16.3% decrease from the same period in 2009 and a 14.3% increase from the fourth quarter of 2009.

Operating margin, defined as income from operations divided by net revenues, in the first quarter of 2010 was 37.4%, compared to 43.8% in the same period in 2009 and 33.6% in the fourth quarter of 2009.

Income tax expenses in the first quarter of 2010 were US$0.9 million, compared to income tax expenses of US$0.5 million in the same period in 2009 and income tax expenses of nil in the fourth quarter of 2009. In 2010, the Company is subject to a 15% tax rate, compared to a 7.5% preferential tax rate in 2009.

Net income attributable to China Digital TV in the first quarter of 2010 was US$5.7 million, a decrease of 24.1% from the same period in 2009 and a decrease of 3.9% from the fourth quarter of 2009.

Non-GAAP net income attributable to China Digital TV, defined as net income excluding certain non-cash expenses, such as share-based compensation expenses and amortization of acquired intangible assets relating to business acquisitions, in the first quarter of 2010 was US$6.5 million, a decrease of 19.4% from the corresponding period in 2009 and an increase of 0.2% from the fourth quarter of 2009.

Balance Sheet and Cash Flow

As of March 31, 2010, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months and short-term investments totaling US$235.6 million. In the first quarter of 2010, cash flows from operations were approximately US$5.9 million.

Business Outlook

Based on information available on May 11, 2010, China Digital TV expects smart card shipments for the second quarter of 2010 to be in the range of 2.67 million to 2.87 million. Net revenues for the second quarter of 2010 are expected to be in the range of US$14.0 million to US$14.9 million, compared to US$14.6 million in the second quarter of 2009.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m., U. S. Eastern Daylight Time, on May 11, 2010 (8:00 a.m. on May 12, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:              +1-866-804-6927
International:            +1-857-350-1673
Hong Kong:             +852-3002-1672
China Toll Free:         +10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on May 11, 2010 and 11:00 p.m. on May 18, 2010 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	10787717

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2010 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which are as of the date of this press release only.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279-0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: chinadigital@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009

Revenues:
Products	$13,172	$12,427	$13,532
Services	921	1,388	866
Total revenues	14,093	13,815	14,398
Business taxes	(69)	(131)	(80)
Net revenues	14,024	13,684	14,318

Cost of Revenues:
Products	(2,562)	(2,387)	(2,663)
Services	(596)	(822)	(569)
Total Cost of Revenues	(3,158)	(3,209)	(3,232)
Gross Profit	10,866	10,475	11,086

Operating expenses:
Research and development expenses	(2,066)	(2,483)	(1,904)
Selling and marketing expenses	(1,864)	(2,142)	(1,528)
General and administrative expenses	(1,688)	(1,259)	(1,387)
Total Operating Expenses	(5,618)	(5,884)	(4,819)

Income from operations	5,248	4,591	6,267

Interest income	1,397	1,410	1,713
Other income/(expense)	(14)	(2)	28
Income before income tax	6,631	5,999	8,008
Income tax benefits / (expenses)
Income tax-current	(986)	(318)	(488)
Income tax-deferred	91	306	27
Net income before net (loss)income from equity method investments	5,736	5,987	7,547
Net income(loss) from equity method investments	2	(17)	9
Net income	5,738	5,970	7,556
Net loss attributable to noncontrolling interest	-	-	4
Net income attributable to China Digital TV Holding Co., Ltd. shareholders	$5,738	$5,970	$7,560

Net income per share:
Basic	$0.10	$0.10	$0.13
Diluted	$0.10	$0.10	$0.13

Weighted average shares used in computation:
Basic	58,146,264	58,011,236	57,332,914
Diluted	58,758,162	58,683,376	58,479,390

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	March 31,	December 31,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$127,019	$131,087
Restricted cash	2,516	16
Bank deposit maturing over three months	64,022	64,021
Short-term investment	42,068	37,685
Notes receivable	1,421	2,836
Accounts receivable, net	12,465	11,229
Inventories	4,547	4,684
Prepaid expenses and other current assets	5,507	4,550
Deferred costs-current	369	363
Deferred income taxes - current	601	516
Total current assets	260,535	256,987
Property and equipment, net	2,151	2,308
Intangible assets, net	850	937
Goodwill	499	499
Long-term investments - equity method investments	1,006	1,005
Long-term investments - cost method investments	5,000	-
Long-term investments - held-to-maturity securities	-	1,190
Deferred costs-non-current	409	392
Deferred income taxes - non-current	178	170
Total assets	270,628	263,488

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	588	660
Accrued expenses and other current liabilities	4,836	5,340
Deferred revenue - current	4,267	3,453
Income tax payable	384	251
Total current liabilities	10,075	9,704
Deferred revenue-non-current	764	760
Total liabilities	10,839	10,464

Equity:
Ordinary shares	29	29
Additional paid-in capital	159,002	157,980
Statutory reserve	12,691	12,691
Accumulated profit	81,445	75,707
Accumulated other comprehensive income	6,622	6,617
Total equity	259,789	253,024

TOTAL LIABILITIES AND EQUITY	$270,628	$263,488

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, such as share-based compensation expenses and amortization of intangible assets acquired from business acquisitions. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	(in U.S. dollars, in thousands)
Net Income attributable to China Digital TV Holding Co., Ltd. shareholders - GAAP	$5,738	$5,970	$7,560
Share-based compensation	699	402	376
Amortization of intangible assets from business acquisitions	42	97	99
Net Income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$6,479	$6,469	$8,035